October 25, 2018

Laurie DiGiovanni
Chief Executive Officer
YayYo, Inc.
433 No. Camden Drive, Suite 600
Beverly Hills, CA 90210

       Re: YayYo, Inc.
           Amendment No. 6 to Registration Statement on Form S-1
           Filed October 11, 2018
           File No. 333-224549

Dear Ms. DiGiovanni :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Amendment No. 6 to Form S-1

Summary of the Offering, page 6

1. We reissue prior comment 1. You disclose that "until the Company's common stock is approved for listing on the Nasdaq Capital Market, neither the Company nor any underwriter shall accept any funds from investors." Please confirm that you plan to obtain listing approval from Nasdaq prior to the requested effectiveness date of your registration statement. To the extent your anticipated effectiveness date will precede receipt of listing approval, please provide your analysis of whether the offering will be a delayed offering under Rule 415 of the Securities Act of 1933, and if so, how you believe you are eligible
 Laurie DiGiovanni
YayYo, Inc.
October 25, 2018
Page 2
         to conduct a delayed offering consistent with Rule 415.
Voting Trust, page 6

2. To the extent that Mr. El-Batrawi entered into the Voting Trust Agreement and resigned as Chief Executive Officer of the company as a condition for YayYo, Inc. being approved for listing on the Nasdaq Capital Market, please revise to so indicate, and if applicable, provide disclosure regarding any other conditions placed on the company or officers and directors by Nasdaq.
Principal Stockholders, page 74

3. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Gray Mars Venus Trust, Arizona 2015.
General

4. We note that pursuant to the Voting Trust Agreement (the "Trust"), which covers 58.62%
         of the company's outstanding common stock, "the Trust will vote on all matters, other than certain extraordinary matters, presented for a vote of stockholders in the same proportion that the shares of common stock not subject to the Trust voted on such matters." We further note that Gray Mars Venus Trust has 21.44% beneficial ownership of the company, which appears to account for greater than 50% of the number of outstanding shares of common stock not subject to the Trust. As such, taking into account that the Trust will vote in the same proportion as the common stock not subject to the
         Trust, Gray Mars Venus Trust appears to account for greater than 50% of the voting power for the election of directors of the company. Please provide us with your analysis as to whether the company will be a controlled company under the Nasdaq corporate governance rules, and if so, disclose this status on your cover page and discuss its implications in the filing. Even if you will not be a controlled company, please disclose prominently the significant voting power that Gray Mars Venus Trust will represent, given its beneficial holdings and the operation of the Trust.
        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202)
551-3334 or Katherine Wray, Staff Attorney, at (202) 551-3483 with any other questions.



                                                              Sincerely,
FirstName LastNameLaurie DiGiovanni
                                                              Division of
Corporation Finance
Comapany NameYayYo, Inc.
                                                              Office of
Information Technologies
October 25, 2018 Page 2                                       and Services
FirstName LastName